Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

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www.faegredrinker.com

February 12, 2020

VIA EDGAR

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	The FS Energy Total Return Fund (the “Fund”) of FS Series Trust (the “Registrant or the “Trust”) (File Nos. 333-214851 and 811-23216)

Dear Ms. White:

On behalf of the Trust, set forth below are responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on February 4, 2020, regarding the Registration Statement on Form N-14 (the “N-14 Registration Statement”) filed on January 31, 2020 (File No. 333-235668). The N-14 Registration Statement was filed in connection with the pending reorganization (the “Reorganization”) of the FS Energy Total Return Fund (Registration No. 333-214232) (the “Interval Fund”) into the Fund, which is expected to occur in March of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the N-14 Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the N-14 Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in Pre-Effective Amendment No. 3 to the N-14 Registration Statement, expected to be filed by the Registrant on or about February 12, 2020 (the “Revised N-14 Registration Statement”).

ACCOUNTING

1)	Please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-1A.

The Registrant so confirms.

2)	Please disclose in the filing and confirm supplementally the estimated costs of the Reorganization.

The Registrant estimates that the cost of the Reorganization will be approximately $225,000. All of the expenses of the Reorganization will be split equally between the Interval Fund and the Adviser, except for the fees paid to governmental authorities for registering or qualifying the shares of the New Fund to be issued in connection with the Reorganization, which fees will be paid by the New Fund. The requested disclosure has been added to the Revised N-14 Registration Statement in the sections entitled “Questions & Answers—Why has the reorganization of the Interval Fund into the New Fund been recommended?” and “Information about the Reorganization—The Reorganization Agreement.”

Ms. White

February 12, 2020

3)	Please explain supplementally how the Reorganization costs are accounted for and why they are not reflected in the capitalization table. In addition, please explain whether these costs are deemed material or immaterial.

The Reorganization costs are deemed to be immaterial extraordinary expenses. Such expenses will not be subject to the current expense limitation agreement between the Adviser and the Interval Fund or the new expense limitation agreement between the Adviser and the New Fund. The Registrant has updated the capitalization table in the Revised N-14 Registration Statement to reflect the pro forma adjustments related to the costs of the Reorganization. The updated capitalization table has also been attached as Exhibit 1 to this letter.

4)	Please confirm supplementally and disclose in the opening paragraph to the Pro Forma Financial Statements who the accounting survivor will be.

The Registrant confirms that, for financial statement purposes, the Interval Fund will be the accounting survivor of the Reorganization, and the requested changes have been made in the Revised N-14 Registration Statement.

GENERAL

5)	The Comparison of Risks section on page 8 refers to Appendix B, which lists the principal risks of the Fund. If the risks are the same, please state so, otherwise please include a comparison of risks.

The Registrant has revised the second paragraph of the “Comparison of Risks” section as follows:

“The Funds have substantially similar investment objectives and principal strategies. As a result, the principal risks associated with an investment in the Funds are substantially similar. The New Fund is subject to the liquidity risks associated with an open-end mutual fund and compliance with Rule 22e-4 under the 1940 Act. The Interval Fund included additional principal risks related to investments in derivatives, exchange-traded funds and exchange-traded notes. However, the Interval Fund did not in fact utilize derivatives, exchange-traded funds or exchange-traded notes as part of its principal strategies, and the New Fund does not intend to utilize derivatives, exchange-traded funds or exchange-traded notes; therefore, the use of these instruments will not impact the New Fund’s investment strategies or principal risks.

A summary description of the New Fund’s principal risks can be found in Appendix B of this Prospectus/Proxy Statement.”

6)	There is disclosure noting that the Interval Fund may utilize derivative strategies. The disclosure previously stated that both Funds may utilize derivative strategies. Please disclose how this difference affects the comparison of the Funds.

The following disclosure has been added to the Revised N-14 Registration Statement: “While the Interval Fund has the flexibility to utilize derivatives, the Fund does not in fact utilize derivatives to employ its investment strategies. Similarly, the New Fund does not intend to utilize derivatives. Therefore, the use of derivatives will not impact the New Fund’s investment strategies as compared to the Interval Fund.”

7)	In the section entitled “Comparison of the Interval Fund’s and the Trust’s Charter Documents,” please add a statement noting that all material differences are disclosed.

The requested change has been made in the Revised N-14 Registration Statement.

Ms. White

February 12, 2020

8)	Appendix B includes a description of the principal risks of the New Fund. Please confirm that Cost of Capital and Net Investment Income Risk, Covenant Breach Risk and Loans and Other Direct Indebtedness Risk are principal risks of the New Fund.

The Adviser and Sub-Adviser have reviewed the New Fund’s principal risk disclosures, and the risk factors for Cost of Capital and Net Investment Income Risk, Covenant Breach Risk and Loans and Other Direct Indebtedness have been removed in the Revised N-14 Registration Statement. The Registrant has also revised the Fixed Income Risk disclosure as follows:

“Fixed Income Risk

The price of fixed-income securities responds to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers. Rising interest rates generally will cause the price of bonds and other fixed-income debt securities to fall. Falling interest rates may cause an issuer to redeem, call or refinance a security before its stated maturity, which may result in the Fund having to reinvest the proceeds in lower yielding securities. Bonds and other fixed-income debt securities are subject to credit risk, which is the possibility that the credit strength of an issuer will weaken and/or an issuer of a fixed-income security will fail to make timely payments of principal or interest and the security will go into default. Loans and other direct indebtedness involve the risk that the Fund will not receive payment of principal, interest and other amounts due in connection with these investments, which depend primarily on the financial condition of the borrower. A borrower may fail to satisfy financial or operating covenants, which could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that the Fund holds. Additionally, if the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds.”

Corresponding changes will also be made in the Fund’s statutory prospectus filed under Form N-1A in a subsequent 497 filing.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2700.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd

FS Series Trust

Ms. White

February 12, 2020

Exhibit 1

Capitalization

The following tables show the capitalization of the Interval Fund and the New Fund as of January 22, 2020, and the capitalization of the New Fund on a pro-forma basis as of that date after giving effect to the Reorganization. The following are examples of the number of Class A and Class I Shares of the New Fund that would be exchanged for the shares of the Interval Fund if the Reorganization shown had been consummated on January 22, 2020, and do not reflect the number of such shares or the value of such shares that would actually be received if the Reorganization depicted occurs. Amounts in the tables are in thousands, except for net asset value per share. The New Fund is a new series of the Trust with no assets and liabilities that will commence operations upon completion of the Reorganization.

	The Interval Fund*	The New Fund**	Pro Forma Adjustments	Combined Fund Pro Forma
Net Assets:	$5,171 (Class A Shares) $37,015 (Class I Shares) $458 (Class T Shares)	$0.00 (Class A Shares) $0.00 (Class I Shares)	$(15)A $(98)A	$5,614 (Class A Shares) $36,917 (Class I Shares)
Net Asset Value Per Share:	$10.56 (Class A Shares) $10.57 (Class I Shares) $10.56 (Class T Shares)	$0.00 (Class A Shares) $0.00 (Class I Shares)	$(0.03)B $(0.03)B	$10.53 (Class A Shares) $10.54 (Class I Shares)
Shares Outstanding:	489,643 (Class A Shares) 3,503,010 (Class I Shares) 43,377 (Class T Shares)	0 (Class A Shares) 0 (Class I Shares)	0 0	533,020 (Class A Shares) 3,503,010 (Class I Shares)

* The Interval Fund will be the accounting survivor for financial statement purposes.

** The New Fund is a newly-organized fund that has been created for purposes of the Reorganization and therefore no estimated capitalization is available.

A Represents the costs associated with the Reorganization.

B Represents the impact to net asset value per share of costs associated with the Reorganization.